

Mail Stop 3720

December 17, 2009

Via U.S. Mail and Fax

Christopher T. Young, Chief Financial Officer
Entravision Communications Corporation
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, CA 90404

      RE: Entravision Communications Corporation
              Form 10-K for the year ended December 31, 2008
              Form 10-Q for the period ended September 30, 2009
              File No. 1-15997

Dear Mr. Young:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please address the following comments in future filings and provide us with the proposed disclosures you intend to include in your next Form 10-K to comply with the following comments on impairment testing of goodwill and broadcasting licenses. Please do so within the time frame set forth below.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1

Form 10-K for the year ended December 31, 2008

Application of Critical Accounting Policies and Accounting Estimates

Goodwill and Indefinite Intangible Assets, page 59

1.   We note that broadcasting licenses accounted for 50% of total assets as of December 31, 2008. We note that revenues and operating income have declined during 2008 and 2009 due to the negative impact of the current economic environment. As a result of the annual impairment test of your units of accounting in the fourth quarter of 2008, you determined that a portion of your FCC licenses balance was not impaired.

In light of the significance of your FCC broadcasting licenses balance and the impairment charges, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of FCC broadcasting licenses. For each unit of accounting with a material license balance that faces impairment risk, please disclose:

- The percentage by which fair value exceeded carrying value as of the most recent impairment test date;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise disclose, if true, in your critical accounting policies and estimates section of MD&A, that none of your units of accounting with significant licenses are at risk of impairment.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

2.   We note the disclosure of your impairment tests in Note 4, Goodwill and other intangible assets, at page F-20. It appears that you use a discounted cash flow methodology to determine the fair value of your FCC broadcasting licenses. In this regard please disclose in your critical accounting policies and estimates section of MD&A, how your fair value method isolates the cash flows associated with each unit of accounting as required by EITF D-108.

3.   We note that goodwill represents approximately 10% of total assets as of December 31, 2008. In light of the significance of your goodwill balance and the impairment charges recorded in 2008, you should expand the disclosures in your critical accounting policies regarding your impairment testing policy. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise, disclose if true, in your critical accounting policies and estimates section of MD&A that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

As appropriate, please comply with the comments in your future filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director